UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   GALT, BARRY J
   1811 KIRBY DRIVE


   HOUSTON, TX  77019
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   09/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   COB, CEO, Pres. & Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  09/02/98    M        192,000       A  $6.3125      353,000(a)     D  Direct
Common Stock                                                                                     12,690         I  401(k) Plan
Common Stock                                                                                     7,817          I  ESOP

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $17.3750                                                                                07/10/05
to buy)
Incentive Stock Option (right  $25.5000                                                                                06/01/04
to buy)
Non-Qualified Stock Option     $6.3125         09/02/98       M                          192,000                       09/20/98
(right to buy)
Non-Qualified Stock Option     $8.4375                                                                                 11/08/99
(right to buy)
Non-Qualified Stock Option     $11.9375                                                                                03/20/02
(right to buy)
Non-Qualified Stock Option     $14.8750                                                                                09/28/00
(right to buy)
Non-Qualified Stock Option     $16.5000        07/15/98       A     V   150,000                           (1)          07/15/08
(right to buy)
Non-Qualified Stock Option     $17.3750                                                                                07/10/05
(right to buy)
Non-Qualified Stock Option     $18.8125                                                                                05/13/07
(right to buy)
Non-Qualified Stock Option     $23.5000                                                                                07/16/06
(right to buy)
Non-Qualified Stock Option     $25.5000                                                                                06/01/04
(right to buy)
Non-Qualified Stock Option     $26.3750                                                                                05/11/03
(right to buy)
Phantom Stock Units

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right            Common Stock                   7,300                     7,300         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   9,600                     9,600         D   Direct
to buy)
Non-Qualified Stock Option     09/02/98  Common Stock                   192,000                   0             D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   48,000                    48,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   150,000                   150,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   150,000                   150,000       D   Direct
(right to buy)
Non-Qualified Stock Option     07/15/98  Common Stock                   150,000                   150,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   92,700                    92,700        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   100,000                   100,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   100,000                   100,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   90,400                    90,400        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   100,000                   100,000       D   Direct
(right to buy)
Phantom Stock Units                      Common Stock                   57,515                    57,515        D   Direct

Explanation of Responses:

(1)
The option, which represents a right-to-buy, vests in four equal annual installments beginning one year from date of grant.
(a)
Includes 30,000 shares, previously reported,  held by certain trusts with respect to which reporting person has no pecuniary interest and disclaims any beneficial ownership.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: Barry J. Galt
DATE